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                      SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  FORM 12B-25
                                                 Commission File Number  0-19540

                          NOTIFICATION OF LATE FILING

      (Check One): [X] Form 10-K [ ] Form 11-K [ ] Form 20-F [ ] Form 10-Q [ ] Form N-SAR

For Period Ended:   January 31, 1998
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
[  ] Transition Report on Form 10-K                          [  ] Transition Report on Form 10-Q
[  ] Transition Report on Form 20-F                          [  ] Transition Report on Form N-SAR
[  ] Transition Report on Form 11-K
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For the Transition Period Ended: _______________________________________________

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ________________________
________________________________________________________________________________


                        PART I.  REGISTRANT INFORMATION

Full name of registrant   Global Motorsport Group, Inc.
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Former name if applicable

         Custom Chrome, Inc.
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Address of principal executive office (Street and number)

  16100 Jacqueline Court
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City, State and Zip Code   Morgan Hill, California  95037
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                       PART II.  RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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                              PART III.  NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attached extra sheets if needed.)

     On March 23, 1998, Global Motorsport Group, Inc., a Delaware corporation (the "Company"), received a written proposal from Golden Cycle, LLC, a Pennsylvania limited liability company ("Purchaser"), for a business combination between Purchaser and the Company in which Purchaser proposed that the Company's shareholders would receive cash consideration of $18.00 per share. Shortly thereafter, Purchaser commenced a tender offer, disclosed in its Schedule 14D-1 of April 7, 1998 (the "Tender Offer"), for all of the issued and outstanding shares of the Company for an amount equal to $18.00 per share. The Company requires additional time to file because it and the Board have diverted significant resources to appropriately consider the Tender Offer. Additionally, the Company and the Board have responded to discovery requests in connection with several lawsuits related to the Tender Offer.

                          PART IV.  OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

       James J. Kelly, Jr.            (408)            778-0500
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       (Name)                         (Area code)      (Telephone number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                 [X] Yes  [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [X] Yes  [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company experienced a number of factors that affected profitability in the fiscal year ended January 31, 1998 as follows:

     1. In the fourth quarter of fiscal 1997, the Company recorded a pre-tax charge to earnings of approximately $3.0 million to establish a provision for potential benefits related to the termination of its former Chief Executive Officer.

     2. During August 1997, the Company's major delivery service provider (UPS) had a three and one-half week labor stoppage, which seriously affected the Company's sales and freight expense during that month.

     3. In September 1997, the Company purchased the net assets of Chrome Specialties, Inc. for approximately $38.5 million. The acquisition was dilutive to earnings in the period between September 1997 and January 31, 1998 because of the seasonality of the motorcycle parts distribution business.

     4. In the last half of fiscal 1997, the Company experienced significant delays in the receipt of imported parts from the Far East due to a United States Customs Service compliance audit, which uncovered country of origin labeling deficiencies on the Company's products. Imported products generally have higher gross margins and have more than average profitability.

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     5. In the third quarter of fiscal 1997, the Company decided to close its recently opened Dallas-Fort Worth distribution facility because of its acquisition of the net assets of Chrome Specialties, Inc. The closure resulted in the recordation of a $700 thousand loss.

Primarily due to these factors, the Company's net income for the fiscal year ended January 31, 1998 will be approximately $2.28 million in comparison to net earnings of $7.87 million for the previous fiscal year ended January 31, 1997.



                         Global Motorsport Group, Inc.
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                 (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:   April 30, 1998                    By: /s/ James J. Kelly, Jr.
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                                              James J. Kelly, Jr.
                                              Executive Vice President and
                                              Chief Financial Officer

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